May 2, 2022

John Stickel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Corebridge Financial, Inc.
Registration Statement on Form S-1
Filed March 28, 2022
File No. 333-263898

Dear Mr. Stickel:

This letter sets forth the responses of Corebridge Financial, Inc., formerly known as SAFG Retirement Services, Inc. (the “Registrant”) to comments contained in your letter dated January 14, 2022, relating to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on December 21, 2021 (the “Registration Statement”) and your letter dated April 6, 2022, relating to Amendment No. 3 to the Registration Statement on Form S-1, filed by the Registrant on March 28, 2022 (“Amendment No. 3”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 4.

Draft Registration Statement on Form S-1 filed December 21, 2021

General

1.
Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

The Registrant has included additional graphics and artwork following the cover page and prior to the back cover page of Amendment No. 4.

Form S-1 filed March 28, 2022

Our Expected Investment Management Arrangement with BlackRock, page 6

1.
Please confirm that you will file the investment management agreements with BlackRock as exhibits to the registration statement and update the exhibit index accordingly, or explain why you are not required to do so.

The Registrant is not required to file the investment management agreements with BlackRock as exhibits to the registration statement as they are immaterial to the Registrant because the agreements can be terminated on 45 days’ notice, fees payable under the agreements are immaterial to the Registrant and there are multiple readily available providers of investment management services should the Registrant terminate the investment management agreements.

2.
 It appears that your cross references regarding the BlackRock arrangement point to the disclosure on page 233. Please ensure that this section includes a comprehensive discussion of this arrangement and all material information. For example, please discuss the “Aladdin” platform referenced in other sections of the filing and how it will be implemented through the arrangement.

The Registrant has included additional information regarding the fees, cost structure, and terms and conditions relating to the BlackRock arrangement under the heading “Business—Our Segments—Investment Management—Our Expected Investment Management Agreement with BlackRock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Factors Impacting Our Results—Our Expected Investment Management Agreement with BlackRock.”

J. Stickel	2	May 2, 2022

The Registrant has also added disclosure under the heading “Business—Our Segments—Investment Management—Our Expected Investment Management Agreement with BlackRock” to clarify that the investment management agreements are not linked to its implementation of BlackRock’s “Aladdin” investment management technology platform.

Risk Factors
Risks Relating to Regulation
Our business is heavily regulated, page 49

3.
We note your disclosure on page 51 that you are subject to the Investment Company Act and the Investment Advisers Act, and your disclosure on page 244 that you have several subsidiaries that are registered as investment advisers under the Advisers Act. Please clarify if you are deemed an Investment Company or an Investment Adviser, and please provide more information as to how you are subject to these acts. In your response to us, also include an analysis of any exemptions you rely upon, if applicable, or advise. Please separate this discussion into its own risk factor paragraph. Include a heading that adequately describes the risks.

The Registrant advises the Staff that it is neither an investment company as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”), nor an investment adviser as defined in the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is not registered under, or subject to regulation under, either act.  The Registrant is a holding company that engages in the business of providing retirement solutions and insurance products through its wholly owned subsidiaries, certain of which are investment advisers registered under the Advisers Act.

Advisers Act

The Registrant advises the Staff that it is, and following the consummation of the offering will continue to be, a holding company that has no direct operations.  All of the Registrant’s business operations are and will be conducted through its wholly-owned subsidiaries, including its investment adviser subsidiaries.  While the Registrant has investment adviser subsidiaries that are registered under the Advisers Act, the Registrant itself is not an investment adviser as defined under the Advisers Act and is not subject to regulation as an investment adviser.

Investment Company Act

The Registrant advises the Staff that it is not an investment company under Section 3(a)(1)(A) of the Investment Company Act.  The Registrant has determined that it is not primarily engaged in the business of investing, reinvesting, or trading in securities based on an analysis of the five-factor test articulated in In the Matter of Tonapah Mining Co. of Nevada (Investment Company Act Release No. 1084, 26 SEC 426”).  The Registrant also has determined that it is primarily engaged through wholly-owned subsidiaries in a business other than that of investing, reinvesting, owning, holding or trading in securities and thus meets the conditions for the exemption from the definition of “investment company” provided by Section 3(b)(1) of the Investment Company Act, which generally follows the Tonopah factors.  Moreover, a reasonable investor, taking the circumstances as a whole, would not consider the Registrant to be an investment company since, in respect of each of the five Tonopah factors, it is clear that the business of the Registrant relates to insurance and retirement solutions rather than to the business of investment, reinvestment or trading in securities.

The Registrant also advises the Staff that it is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Following the offering, it will have no material assets other than its equity interests in its wholly-owned subsidiaries that are not themselves investment companies, and those equity interests make up more than 90% of the Registrant’s total assets (less U.S. government securities and cash items) on an unconsolidated basis.  Those wholly-owned subsidiaries are regulated insurance companies that rely on the exceptions provided by either Section 3(c)(3) of, or Rule 3a-6 under, the Investment Company Act,  investment advisers that themselves do not meet the definition of investment company, and broker-dealers that rely on the exception provided by Section 3(c)(2) of the Investment Company Act.

In response to the Staff’s comment, the Registrant has included discussion of the Investment Company Act in the Registration Statement under “Risk Factors—Risks Relating to Regulation.”

Use of Non-GAAP Financial Measures and Key Operating Metrics, page 100

4.
For each non-GAAP financial measure disclosed including normalized distributions, ULSG net liability and net insurance liabilities, please revise to discuss the reasons why you believe the measure provides useful information to investors regarding your financial condition and results of operations and the additional purposes, if any, for which you use the measure.

The Registrant has updated the disclosure in “Management’s Discussion and Analysis of Results of Operations and Financial Condition— Use of Non-GAAP Financial Measures and Key Operating Metrics—Non-GAAP Financial Measures” to discuss the reasons why it believes the applicable non-GAAP measures provide useful information and the additional purposes for which it uses such measures.

* * * * *

J. Stickel	3	May 2, 2022

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Eric T. Juergens at (212) 909-6301.

Best Regards,
/s/ Paul M. Rodel
Paul M. Rodel

cc:	Elias Habayeb, Executive Vice President and Chief Financial Officer Christine Nixon, Chief Legal Counsel
Corebridge Financial, Inc.